[ON ANALEX LETTERHEAD]

July 13, 2005

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:    Analex Corporation

          Registration Statement on Form S-3 (File No. 333-124447)

Gentlemen:

Analex Corporation hereby requests that the effective date of the above-mentioned Registration Statement be accelerated so that the Registration Statement shall become effective at 10:00 a.m. on Friday, July 15, 2005 or as soon as practicable thereafter.

We understand and acknowledge that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANALEX CORPORATION

/s/ Judy H. Huntzinger

Judy H. Huntzinger

Interim Chief Financial Officer

(Chief Accounting Officer)